Third Quarter 2013 Investor Presentation

Jimmy C. Tallent
President &
Chief Executive Officer

H. Lynn Harton
Chief Operating Officer

Rex S. Schuette
Executive Vice President &
Chief Financial Officer
rex_schuette@ucbi.com
(706) 781-2266

David P. Shearrow
Executive Vice President &
Chief Risk Officer

United Community Banks, Inc.

Cautionary Statement

This investor presentation may contain forward-looking statements, as defined by federal securities laws, including statements about United's financial outlook and business environment. These statements are based on current expectations and are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements. For a discussion of some of the risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to United Community Banks, Inc.'s filings with the Securities and Exchange Commission including its 2012 Annual Report on Form 10-K under the sections entitled "Forward-Looking Statements". Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements.

Non-GAAP Measures

This presentation also contains financial measures determined by methods other than in accordance with generally accepted accounting principles ("GAAP").   Such non-GAAP financial measures include the following: core fee revenue, core operating expense, core earnings, tangible common equity to tangible assets, tangible equity to tangible assets and tangible common equity to risk-weighted assets.   The most comparable GAAP measures to these measures are: fee revenue, operating expense, net income (loss), and equity to assets.

Management uses these non-GAAP financial measures because we believe it is useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial results and credit trends, as well as for comparison to financial results for prior periods.   These non-GAAP financial measures should not be considered as a substitute for financial measures determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies.   For a reconciliation of the differences between our non-GAAP financial measures and the most comparable GAAP measures, please refer to the 'Non-GAAP Reconcilement Tables' at the end of the Appendix to this presentation.

United at a Glance

- Founded in 1950
- Third-largest bank holding company in Georgia
- Headquartered in Blairsville, Georgia with 103 locations throughout north Georgia, metro Atlanta, coastal Georgia, western North Carolina, western South Carolina, and east Tennessee
- 1,496 employees


NASHVILLE
TENNESSEE
KNOXVILLE
CHATTANOOGA
ASHEVILLE
NORTH CAROLINA
SOUTH CAROLINA
HILTON HEAD ISLAND
SAVANNAH
GREENVILLE
SOUTH CAROLINA
COASTAL GEORGIA
ATLANTA
FLORIDA
JACKSONVILLE
GEORGIA

Deposit Market Share[1]			
Market	Offices	Deposit Share	Rank
North Georgia	22	34%	1
Atlanta MSA	36	4	6
Gainesville MSA	5	12	4
Coastal Georgia	8	4	7
Western North Carolina	20	13	3
East Tennessee	8	2	8

Key Statistics as of 9/30/13	
(billions)	
Total assets	$7.24
Total deposits	$6.11
Loans	$4.27

[1] *FDIC deposit market share and rank as of June 30, 2013 for markets where United takes deposits. Source: SNL and FDIC.*

Business and Operating Model



Service is Point of Differentiation

- #1 in Customer Satisfaction according to Customer Service Profiles
- J.D. Power 2013 Retail Banking Satisfaction Study rates United among the top 2 banks in the southeast
- Golden rule of banking – treating people the way we want to be treated
- "The Bank that SERVICE Built"
- Customer surveys continue with 95%+ satisfaction rate

"Community bank service, large bank resources"

Twenty-seven "community banks"

Local CEOs with deep roots in their communities

Resources of a $7.24 billion bank

Strategic footprint with substantial banking opportunities

Operates in a number of the more demographically attractive U.S. markets

Disciplined growth strategy

Organic supported by de novos and selective acquisitions

United Community Banks, Inc.

KEY EVENTS & BACKGROUND

United Community Banks

Highlights Third Quarter



Improving Quarterly Results

- Net income of $15.5 million, or $.21 per share
- Core earnings (pre-tax, pre-credit) of $29.0 million, up $2.4 million from second quarter
- Return on assets of .86%



Solid Improvement in All Credit Quality Metrics

- Credit metrics at pre-credit crisis levels
- Credit costs decline substantially: Provision of $3 million / foreclosure costs of $.2 million
- Net charge-offs decline to $4.5 million or .42% of total loans
- Allowance of $80.4 million or 1.88% of total loans
- NPAs declined to $30.6 million and .42% of total assets
- Classified assets of $204 million (26% of Tier I + ALL vs. 27% for 2Q13 and 55% for 3Q13)



Operating Efficiencies Strengthen

- Efficiency ratio of 58.6% at lowest level since pre-credit crisis
- Core operating expenses down $2.7 million to second quarter and down $1.2 million to last year
  - Continued focus on reducing costs and improving fee revenue
  - Also impacted by lower credit related costs due to second quarter classified asset sales

United Community Banks

Highlights Third Quarter



Core Fee Revenue Retains Strength

- Up $1 million compared to last year and down slightly from 2Q13
  - Higher service charges and brokerage fees
  - Offset slightly by lower mortgage volume and fees



Loan Growth Returns to Mid-Single Digit Levels

- Net loan growth of $78 million, or 7.4% annualized



Continued Strong Core Transaction Deposit Growth

- Up $94 million in the third quarter or 11% annualized
- Up $278 million from year ago or 9%
- Represents 60% of total customer deposits compared to 34% at the end of 2008



Solid Capital Ratios and Improved Debt Position

- Added $19.4 million of common equity with warrant exercise
  - Tier I Common to Risk Weighted Assets of 9.11%
  - Tier 1 Risk Based Capital of 14.21% and Tier I Leverage of 10.0%
- Repaid 7.5% ($35 million) sub-debt with 6% ($40 million) Senior Notes

United Community Banks, Inc.

GOALS

United
Community Banks

Goals



Our Goal: Leverage Our Strengths

- Strong local leadership
- Funding advantage in our legacy markets
- Consistent and attractive culture
  - Class leading customer satisfaction
  - Low employee turnover



To Grow Our Business The Right Way

- Become better retail and small business bank
  - Grow sales: Better product design, merchandising, campaign execution
  - Streamline delivery process that focuses on *how we serve our customer* in the end
  - HELOC program success: $32 million growth in 3Q to $187 million
  - Smarter Mortgage added $45 million growth in 3Q to $149 million
- Continue to invest in, and improve commercial and retail capabilities
  - Diversify portfolio – focus on C&I, owner occupied, and consumer lending
  - Momentum building across footprint
  - Invest in people: 25 strategic hires past year in the front and back office initiatives and position for long term growth
  - Enter new markets: LPO in Greenville, SC (4Q12); Nashville, TN (2Q13) with healthcare industry focus; expand territory and commercial loan potential
  - Positive net loan growth going forward
- Customer derivative swap program – meeting customer needs while adding revenue

United Community Banks

Goals



Grow Existing Fee Businesses at Faster Pace

- Mortgage First Priority
  - Performing well, but at 50% of peers
  - Focus on home purchase product as well as refinancings
  - Focus on lower performing markets
  - Invest in management, people and new markets
- Advisory Services
  - Customer satisfaction high
  - Invest in management, people, and new markets



Mortgage Fee Revenue

	3Q12	4Q12	1Q13*	2Q13	3Q13
Total	$2.80	$3.26	$2.66	$3.00	$2.55
VOLUME OF NEW HOME MORTGAGES	33%	40%	43%	49%	59%

■ NGA and NC ■ Other Markets

United Community Banks

Goals – Earnings per Share / Return on Assets



United Community Banks, Inc.

FINANCIAL REVIEW

Core Earnings & Core Fee Revenue



$ in millions

	Net Interest Revenue (dashed)	Core Operating Expenses (red)	Core Earnings (dotted)	Core Fee Revenue (teal)
3Q12	$57.4	$40.5	$29.9	$13.0
4Q12	$56.0	$41.6	$29.1	$14.6
1Q13	$54.7	$40.9	$26.4	$12.6
1Q13	$54.6	$42.1	$26.6	$14.1
3Q13	$54.3	$39.3	$29.0	$14.0

Core Earnings $29 Million

Up $2.4 million from 2Q13 and down $872 thousand from a year ago

$ in thousands

CORE EARNINGS

	3Q13	Variance - Increase / (Decrease) 2Q13	Variance - Increase / (Decrease) 3Q12
Net Interest Revenue	$ 54,338	$ (224)	$ (3,033)
Fee Revenue	13,966	(97)	963
Gross Revenue	68,304	(321)	(2,070)
Operating Expense (Excl OREO)	39,325	(2,742)	(1,198)
Pre-Tax, Pre-Credit (Core)	$ 28,979	$ 2,421	$ (872)
Net Interest Margin	3.26 %	(.05) %	(.34) %

[1] Includes securities gains (losses), gains from hedge ineffectiveness, gains from the sale of low income housing credits, deferred compensation gains, and BOLI death benefit gain.

CORE FEE REVENUE

	3Q13	Variance - Increase / (Decrease) 2Q13	Variance - Increase / (Decrease) 3Q12
Overdraft Fees	$ 3,203	$ 171	$ (159)
Interchange Fees	3,952	314	889
Other Service Charges	1,301	(1)	30
Total Service Charges and Fees	8,456	484	760
Mortgage Loan & Related Fees	2,554	(449)	(246)
Brokerage Fees	1,274	211	565
Other	1,682	(343)	(116)
Total Fee Revenue - Core	13,966	(97)	963
Non-Core [1]	178	(2,071)	(583)
Reported - GAAP	$ 14,144	$ (2,168)	$ 380

Core Operating Expenses

$ in thousands

	3Q13	Variance - Increase / (Decrease) 2Q13	3Q12
Salaries & Employee Benefits	$ 22,512	$ (617)	$ 148
Communications & Equipment	3,305	(163)	51
Occupancy	3,379	(70)	(160)
FDIC Assessment	2,405	(100)	(132)
Advertising & Public Relations	962	(75)	28
Postage, Printing & Supplies	644	(250)	(310)
Professional Fees	2,650	151	470
Other Expense	3,468	(1,618)	(1,293)
Core Operating Expenses	**39,325**	**(2,742)**	**(1,198)**
Non-Core[1]	772	(5,984)	(3,488)
Reported GAAP	**$ 40,097**	**$ (8,726)**	**$ (4,686)**

[1] Includes foreclosed property costs, severance, and deferred compensation gains and losses.

United Community Banks

Key Drivers of Net Interest Revenue / Margin

Net Interest Revenue & Margin

$ in millions



$61
$57
$53
$49
$45
4.0%
3.5%
3.0%
$57.4
$56.0
$54.7
$54.6
$54.3
3.60%
3.44%
3.38%
3.31%
3.26%
Net Interest Margin
3Q12
4Q12
1Q13
2Q13
3Q13

Net Interest Revenue

Å Offset margin compression by growing loans

Å 3Q13 growth impacted by:

- ✓ Loan pricing competition
- ✓ Offset slightly by higher securities yields

Key Drivers of NIR – Loan Growth



6%
4%
2%
0%
Loan Yields
5.18%
4.79%
4.69%
Securities Yields
2.15%
1.77%
1.79%
Avg Rate on Int Bearing Dep's
.49%
.34%
.30%
3Q12
4Q12
1Q13
2Q13
3Q13

Key Drivers of NIR – Deposit Pricing (excl. brokered)



.40
.30
.20
.10
0
CDs
.30
.30
.30
.20
.19
MMDA
.21
.21
.18
.16
.16
NOW
.14
.14
.13
.13
.13
Å CD pricing reflects the quarter-average new and renewed yield
Å MMDA / NOW pricing reflects the deposit yield for each quarter
3Q12
4Q12
1Q13
2Q13
3Q13

Net Income

$ in thousands

$ in millions

Prior Quarterly Net Income

2Q13	$ 230.0
1Q13	11.8
4Q12	5.3
3Q12	10.6

59.4 Million Shares Outstanding

NET OPERATING INCOME

	3Q13	Variance - Increase / (Decrease) 2Q13	3Q12
Core Earnings (Pre-Tax, Pre-Credit)	**$ 28,979**	**$ 2,421**	**$ (872)**
Provision for Loan Loss	3,000	(45,500)	(12,500)
NON-CORE FEE REVENUE:			
Hedge Ineffectiveness Gains (Losses)	(81)	(450)	(689)
BOLI Death Benefit Gain	86	(1,280)	86
Gains from Sale of Low Income Housing Tax Credits	-	(468)	-
Gains (Losses) on Deferred Compensation Plan Assets	173	127	20
Total Non-Core Fee Revenue	**178**	**(2,071)**	**(583)**
NON-CORE OPERATING EXPENSES:			
Foreclosed Property Write Downs	329	(1,040)	(2,065)
Foreclosed Property (Gains) Losses on Sales	(648)	(3,593)	(998)
Forclosed Property Maintenance Expenses	513	(324)	(449)
Severance Costs	405	(1,154)	4
Gains (Losses) on Deferred Comp Plan Liability	173	127	20
Total Non-Core Operating Expenses	**772**	**(5,984)**	**(3,488)**
Income Tax Expense (Benefit)	9,885	266,298	9,601
Net Income	**$ 15,500**	**$ (214,464)**	**$ 4,932**
Preferred Stock Dividends	3,059	4	18
Net Income Avail to Common Shareholders	**$ 12,441**	**$ (214,468)**	**$ 4,914**
Net Income Per Share	**$ .21**	**$ (3.69)**	**$ .08**
Tangible Book Value	**$ 10.95**	**$ .13**	**$ 4.31**

Customer Deposit Mix & Core Growth

$ in millions

Deposits by % / Customer Mix



3Q13
$5.7B
60%*

*% of core transaction customer deposits



2Q08
$6.2B
34%*

Total Deposit Mix

	3Q13	2Q13	3Q12	4Q08
Demand / NOW	$ 1,979	$ 1,916	$ 1,796	$ 1,457
MMDA / Savings	1,437	1,406	1,342	630
Core Transaction	**3,416**	**3,322**	**3,138**	**2,087**
Time < $100,000	920	977	1,118	1,945
Public Deposits	734	674	612	755
Total Core	5,070	4,973	4,868	4,787
Time >$100,000	593	632	699	1,336
Public Deposits	31	32	32	87
Total Customer	**5,694**	**5,637**	**5,599**	**6,210**
Brokered Deposits	419	375	224	793
Total Deposits	**$ 6,113**	**$ 6,012**	**$ 5,823**	**$ 7,003**

Significant growth in core transaction deposits since 4Q08

Core Deposit Growth – Category & Market

	Growth				Growth	
CATEGORY	**3Q13**	**YTD**	**MARKET**		**3Q13**	**YTD**
Demand	$ 65.8	$149.0	Atlanta		$ 39.0	$ 66.8
MM Accounts	29.3	43.0	N. Georgia		36.7	72.9
Savings	1.3	21.8	North Carolina		10.5	42.4
NOW	(2.3)	(11.1)	Coastal Georgia		3.8	5.4
Total Categories	$ 94.1	$202.7	Tennessee		(1.1)	0.20
			Gainesville		5.2	15.0
YTD Percent Growth (Annualized)	8 %				$ 94.1	$ 202.7

17

Capital Ratios



	Well-Capitalized	SEP '13	JUN '13	SEP '12
Bank				
Tier 1 RBC	6 %	14.5 %	14.2 %	14.3 %
Total RBC	10	15.7	15.5	15.6
Leverage	5	10.2	10.1	9.2
Holding Company				
Tangible Equity to Assets		11.8	9.1	8.2

United Community Banks, Inc.

LOAN PORTFOLIO & CREDIT QUALITY

Loan Portfolio *(total $4.27 billion)*

$ in billions

By Loan Type



Commercial 55% $2.34
Install 7% $.30
Resi Constr 7% $.32
Residential Mortgage 31% $1.31

Geographic Diversity



36%
24%
12%
0%
South Carolina $.047
1%
Other (Indirect Auto) $.186
4%
Gainesville MSA $.253
6%
East Tennessee $.277
7%
Coastal Georgia $.421
9%
Western North Carolina $.575
14%
Atlanta MSA $ 1.246
29%
North Georgia $ 1.262
34%

Diversifying Portfolio



1Q11 $4.194
Retail 31% $1.308
C&I 34% $1.424
Inv RE 17% $.699
Constr 8% $.350
A&D 10% $.413
Reduced concentrations of A&D and Investor RE loans
3Q13 $4.267
Retail 38% $1.612
C&I 37% $1.587
Inv RE 14% $.614
Constr 5% $.212
A&D 6% $.242

Total Loans

Period	$ in Billions
3Q13	$4.267
2Q13	$4.189
1Q13	$4.194
4Q12	$4.175
3Q12	$4.138

Loan Diversification & Type

Å Reducing land exposure

Å Focus on small business and C&I

Å Enhanced retail products

New Loans Funded and Advances[1]

$ in millions

CATEGORY

	3Q13	3Q12
Commercial C & I	$ 64.5	$ 47.4
Owner Occupied CRE	58.2	39.5
Income Producing CRE	28.1	30.9
Commercial Constr.	4.9	3.2
Total Commercial	155.7	121.0
Residential Mortgage	49.8	40.8
Residential HELOC	55.4	66.1
Residential Construction	32.5	25.5
Consumer	77.5	28.2
Total Categories	**370.9**	**281.6**

(1) Represents new loans funded and net loan advances (net of payments on lines of credit)

MARKET

	3Q13	3Q12
Atlanta	$ 116.6	$ 92.4
Coastal Georgia	40.5	29.8
N. Georgia	71.5	77.3
North Carolina	38.4	31.6
Tennessee	18.9	30.2
Gainesville	18.6	9.7
South Carolina	13.5	-
Other (Indirect Auto)	52.9	10.6
Total Markets	**$ 370.9**	**$ 281.6**

New Loans Funded and Advances



3Q12	4Q12	1Q13	2Q13	3Q13
$281.6	$309.0	$274.4	$403.8	$370.9

Commercial Loans *(total $2.34 billion)*

By Loan Type



COMMERCIAL (SECURED BY RE)

Owner Occupied 48% $1.13B

Income Producing 26% $.61B

Comm Constr 6% $.14B

C & I 20% $.46B

Geographic Diversity



Bar	%	Value
South Carolina	2%	$ .045
East Tennessee	6%	$ .136
Western North Carolina	7%	$ .171
Gainesville MSA	7%	$ .175
Coastal Georgia	13%	$ .304
North Georgia	25%	$ .573
Atlanta MSA	40%	$ .933

Average Loan Size	
Type	$ in Thousands
Owner Occup'd	$431
Income Prod	589
C & I	93
Comm Constr	375

United Community Banks

22

Retail *(total $1.61 billion)*

$ in millions

By Loan Type



Home Equity
LOC 26% $.42B
Avg loan size
$74 thousand
Indirect Auto 12% $.19B
Consumer
7%
$.12B
Mortgage
55%
$.89B
Avg loan size
$100 thousand

Geographic Diversity[1]



36%
24%
12%
0%
South Carolina $ .001
0%
Gainesville MSA $.069
5%
Coastal Georgia $ .099
7%
East Tennessee $ .130
9%
Atlanta MSA $ .253
18%
Western North Carolina $ .333
23%
North Georgia $ .541
38%

(1) Excludes indirect auto of $.186B

- Success with new portfolio products and HELOCs
- Conservative underwriting
- 62% of HE Primary Lien

United Community Banks

Residential Construction *(total $318 million)*

$ in millions

By Loan Type



LAND
Lot
53%
$167
Raw
11%
$35
Developing
13%
$40
Sold
14%
$46
Spec
9%
$30
CONSTRUCTION

Geographic Diversity



48%
36%
24%
12%
0%
Gainesville MSA
$ 9
3%
East Tennessee
$ 12
4%
Coastal Georgia
$ 18
6%
Atlanta MSA
$ 61
19%
Western North Carolina
$ 71
22%
North Georgia
$ 147
46%

	3Q13	2Q13	1Q13	4Q12	3Q12	3Q13 vs. 3Q12
TOTAL COMPANY						
Land Loans						
Developing	$ 40	$ 42	$ 57	$ 62	$ 71	$ (31)
Raw	35	36	42	46	41	(6)
Lot	167	173	188	193	196	(29)
Total	242	251	287	301	308	(66)
Construction Loans						
Spec	30	34	40	41	44	(14)
Sold	46	47	45	40	37	9
Total	76	81	85	81	81	(5)
Total	$ 318	$ 332	$ 372	$ 382	$ 389	$ (71)

United Community Banks

Credit Quality

$ in millions

	3Q13		2Q13		1Q13		4Q12		3Q12	
Net Charge-offs	$	4.5	$	72.4	$	12.4	$	14.5	$	20.6
as % of Average Loans		0.42 %		6.87 %		1.21 %		1.39 %		1.99 %
Allowance for Loan Losses	$	80.4	$	81.8	$	105.8	$	107.1	$	107.6
as % of Total Loans		1.88 %		1.95 %		2.52 %		2.57 %		2.60 %
as % of NPLs		308		294		110		97		94
Past Due Loans (30 - 89 Days)		.45 %		.49 %		.66 %		.65 %		.68 %
Non-Performing Loans	$	26.1	$	27.9	$	96.0	$	109.9	$	115.0
OREO		4.5		3.9		16.7		18.3		27.0
Total NPAs		30.6		31.8		112.7		128.2		142.0
Performing Classified Loans		173.6		176.3		271.7		261.9		284.0
Total Classified Assets	$	204.2	$	208.1	$	384.4	$	390.1	$	426.0
as % of Tier 1 / Allowance		26 %		27 %		49 %		50 %		55 %
Accruing TDRs *(see page 28)*	$	79.8	$	77.8	$	126.0	$	122.8	$	138.3
As % of Original Principal Balance										
Non-Performing Loans		61.6 %		62.6 %		66.3 %		69.5 %		68.8 %
OREO		41.5		31.6		45.0		39.7		36.4
Total NPAs										
as % of Total Assets		.42		.44		1.65		1.88		2.12
as % of Loans & OREO		.72		.76		2.68		3.06		3.41

United Community Banks

Non-Performing Loans (NPLs) Inflow Trends

Quarterly NPL Inflows

$ in millions


$30.5
$20.2
$9.7
$13.2
$10.0
$30
$20
$10
$0
3Q12
4Q12
1Q13
2Q13
3Q13
Resi Constr
Comm Constr
Resi Mtg
Comm RE
Comm
Consumer

Total NPLs

$ in millions


$115.0
$109.9
$96.0
$27.9
$26.1
$120
$90
$60
$30
$0
3Q12
4Q12
1Q13
2Q13
3Q13
Single Customer

United Community Banks

Performing Classified Loans

$ in millions



BY CATEGORY	3Q12	4Q12	1Q13	2Q13	3Q13
Commercial:					
Commercial & Industrial	$ 19	$ 18	$ 20	$ 11	$ 10
Owner Occupied	77	65	71	43	40
Total C & I	96	83	91	54	50
Income Producing CRE	49	53	57	36	36
Commercial Constr	27	19	18	16	17
Total Commercial	**172**	**155**	**166**	**106**	**103**
Residential Mortgage	73	65	64	51	53
Residential Construction	35	38	38	17	16
Consumer / Installment	3	4	3	2	2
Total Performing Classified	$ 283	$ 262	$ 271	$ 176	$ 174
Classified to Tier 1 + ALL	55 %	50 %	49 %	27 %	26 %

United
Community Banks

TDRs

$ in millions

LOAN TYPE	Accruing[1]		Non-Accruing		Total TDRs	
	3Q13	vs. 3Q12	3Q13	vs. 3Q12	3Q13	vs. 2Q12
Commercial (Sec by RE)	$ 40.7	$ 72.0	$ 2.5	$ 8.5	$ 43.2	$ 80.6
Commercial & Industrial	2.9	7.0	-	.2	2.9	7.2
Commercial Construction	12.8	24.0	-	11.9	12.8	35.9
Total Commercial	56.4	103.0	2.5	20.6	58.9	123.6
Residential Mortgage	15.6	16.0	2.3	1.4	17.9	17.5
Residential Construction	7.7	18.9	2.6	5.9	10.3	24.8
Consumer Installment	.1	.3	.1	.1	.2	.4
Total	$ 79.8	$ 138.3	$ 7.5	$ 28.0	$ 87.3	$ 166.3

Accruing TDRs



$200
$150
$100
$50
$-
$138.3
$122.8
$126.0
$77.8
$79.8
3Q12
4Q12
1Q13
2Q13
3Q13

[1] 77.56 percent of accruing TDR loans have an interest rate of 4 percent or greater

Accruing TDR past due 30 – 89 days – 1.44%

25.81% of accruing TDRs are pass credits

Net Charge-offs by Category & Market

$ in thousands

NET CHARGE-OFFS BY CATEGORY

	3Q13		% of Average Loans (Annualized)			
	Total	% of Avg Loans	2Q13	1Q13	4Q12	3Q12
Commercial (Sec. by RE):						
Owner Occupied	$ 1,641	.58 %	5.85 %	.69 %	1.76 %	3.56 %
Income Producing	216	.14	5.45	1.99	.67	.70
Total Comm (Sec. by RE)	1,857	.49	5.70	1.18	1.35	1.79
Commercial & Industrial	136	.12	13.91	1.34	.12	(.23)
Commercial Construction	133	.39	17.53	(.01)	4.25	7.74
Total Commercial	2,126	.36	7.96	1.14	1.30	1.81
Residential Mortgage	693	.31	2.52	.79	1.55	1.40
Home Equity LOC	382	.37	1.04	.53	.49	.80
Residential Construction	1,072	1.31	20.91	3.22	2.52	5.69
Consumer/ Installment	200	.28	.10	1.35	1.10	.78
Total Net Charge-offs	**$ 4,473**	**.42**	**6.87**	**1.21**	**1.39**	**1.99**

NET CHARGE-OFFS BY MARKET

North Georgia	$ 2,090	.66 %	17.20 %	1.45 %	1.29 %	1.84 %
Atlanta MSA	1,013	.33	3.21	1.07	1.27	3.02
North Carolina	704	.49	1.36	1.59	1.39	1.15
Coastal Georgia	139	.14	.49	.85	.60	2.67
Gainesville MSA	97	.15	.19	.67	2.04	.45
East Tennessee	359	.51	1.01	.98	2.98	.45
South Carolina	-	-	-	-	-	-
Other (Indirect Auto)	71	.17	.24	.39	.19	-

NPAs by Loan Category & Market

$ in thousands

3Q13

LOAN CATEGORY	NPLs		OREO		Total NPAs	
Commercial (sec. by RE):						
Owner Occupied	$	6,358	$	591	$	6,949
Income Producing		1,657		139		1,796
Commercial & Industrial		609		-		609
Commercial Construction		343		376		719
Total Commercial		**8,967**		**1,106**		**10,073**
Residential Mortgage		11,335		1,679		13,014
HELOC		1,169		475		1,644
Residential Construction		4,097		1,207		5,304
Consumer/ Installment		520		-		520
Total	$	**26,088**	$	**4,467**	$	**30,555**

MARKET						
Gainesville	$	1,036	$	-	$	1,036
Coastal Georgia		995		928		1,923
East Tennessee		1,629		25		1,654
North Carolina		5,680		762		6,442
Atlanta MSA		3,096		1,026		4,122
North Georgia		13,652		1,726		15,378

3Q12

LOAN CATEGORY	NPLs		OREO		Total NPAs	
Commercial (sec. by RE):						
Owner Occupied	$	14,140	$	7,170	$	21,310
Income Producing		11,756		1,597		13,353
Commercial & Industrial		32,678		-		32,678
Commercial Construction		18,590		3,121		21,711
Total Commercial		**77,164**		**11,888**		**89,052**
Residential Mortgage		13,996		6,031		20,027
Residential Construction		22,935		9,039		31,974
Consumer/ Installment		906		-		906
Total	$	**115,001**	$	**26,958**	$	**141,959**

MARKET						
Gainesville	$	840	$	1,328	$	2,168
Coastal Georgia		6,822		864		7,686
East Tennessee		4,157		1,487		5,644
North Carolina		9,622		2,771		12,393
Atlanta MSA		21,349		5,926		27,275
North Georgia		72,211		14,582		86,793

Non Performing Assets

$ in millions



*NPAs to total assets – .42% / Allowance to loans at 1.88%

Non-Performing Loans · Foreclosed Properties (OREO)

United Community Banks, Inc.

APPENDIX

Experienced Proven Leadership

- Over 39 years in banking
- Led company from $42 million in assets in 1989 to $7.2 billion today
- Trustee of Young Harris College
- Georgia Power Company Board Member
- GA Economic Developers Association Spirit of Georgia Award recipient

Jimmy C. Tallent
President & CEO
Joined 1984



- Over 30 years in banking
- Responsible for overall operations
- Former Consultant and Special Assistant to the CEO and EVP of Commercial Banking for TD Bank Financial Group; and President & CEO of The South Financial Group

H. Lynn Harton
Chief Operating Officer
Joined 2012



- Over 35 years in banking
- Responsible for accounting, finance and reporting activities, M&A, and investor relations
- Former CAO and Controller for State Street Corporation
- Former ABA Accounting Committee Chairman

Rex S. Schuette
EVP & CFO
Joined 2001



- Over 30 years in banking
- Responsible for Risk Management and Credit Risk Administration; Co-Chairman of Risk Management Committee; also responsible for credit underwriting, review, policy and special assets
- Former EVP & SCO for SunTrust Banks

David P. Shearrow
EVP & CRO
Joined 2007



- Over 35 years in banking
- Responsible for 27 community banks with 103 branch offices
- Formerly of Riegel Textile Credit Union; President of Farmers and Merchants Bank
- Former Georgia Board of Natural Resources Board Chairman

Bill M. Gilbert
Director of Banking
Joined 2000



- Over 20 years in financial services and banking
- Responsible for strategic planning and implementation
- Former President of American Savings Bank; and CFO & CRO of The South Financial Group

Timothy K. Schools
Chief Strategy Officer
Joined 2011



United
Community Banks

Market Share Opportunities & Demographics

EXCELLENT GROWTH OPPORTUNITIES

Markets	Market Deposits (in billions)[1]	Deposits (in billions)[2,3]	Banks	Offices[3]	Deposit Share[1]	Rank[1]
North Georgia	$ 6.4	$ 2.2	11	22	34 %	1
Western North Carolina	10.9	.9	1	20	8	3
Gainesville MSA	2.7	.3	1	5	12	4
Atlanta MSA	54.4	2.1	10	36	4	7
Coastal Georgia	7.0	.3	2	8	4	7
East Tennessee	15.6	.3	2	8	2	8
Total Markets	**$ 97.0**	**$ 6.1**	**27**	**99**		

[1] FDIC deposit market share and rank as of 6/13 for markets where United takes deposits. Data Source: SNL and FDIC.
[2] Based on current quarter.
[3] Excludes four loan production offices

FAST GROWING MARKETS

Markets[1]	Population (in thousands)	Population Growth (%) Actual 2010 - 2012	Population Growth (%) Projected 2012 - 2017
Atlanta, GA MSA	5,365	2 %	5 %
East Tennessee	868	2	4
Greenville-Mauldin-Easley, SC MSA	651	2	6
Western North Carolina	446	2	4
Coastal Georgia	390	2	7
North Georgia	387	1	2
Gainesville, GA MSA	182	1	6
Total Markets			
Georgia	9,858	2	5
North Carolina	9,759	2	6
Tennessee	6,452	2	4
South Carolina	4,740	2	6
United States	313,129	1	3

[1] Population data is for 2012 and includes those markets where United takes deposits. No deposits in SC.
Data Source: SNL

"**Change** is not a threat, it's an **opportunity**. Survival is not the goal, **transformative success** is."

-Seth Godin

Liquidity

$ in millions

WHOLESALE BORROWINGS

	Unused Capacity	3Q13	2Q13	3Q12	Variance vs 2Q13	Variance vs 3Q12
Wholesale Borrowings						
Brokered Deposits	$ 1,372 [1]	$ 419	$ 375	$ 223	$ 44	$ 196
FHLB	1,110	-	70	50	(70)	(50)
Fed Funds	598	-	-	-	-	-
Other Wholesale	-	54	54	53	-	1
Total	$ 3,080	**$ 473**	**$ 499**	**$ 326**	**$ (26)**	**$ 147**
Long-Term Debt						
Senior Debt		$ 75	$ 35	$ -	$ 40	$ 75
Sub-Debt		-	35	65	(35)	(65)
Trust Preferred Securities		55	55	55	-	-
Total Long-Term Debt		**$ 130**	**$ 125**	**$ 120**	**$ 5**	**$ 10**

(1) Estimated Brokered Deposit Total Capacity at 25% of Assets

LOANS / DEPOSITS

	3Q13	2Q13	3Q12	Variance vs 2Q13	Variance vs 3Q12
Loans	$ 4,267	$ 4,189	$ 4,138	$ 78	$ 129
Core (DDA, MMDA, Savings)	$ 3,416	$ 3,322	$ 3,138	$ 94	$ 278
Public Funds	765	707	644	58	121
CD's	1,513	1,608	1,817	(95)	(304)
Total Deposits (excl Brokered)	$ 5,694	$ 5,637	$ 5,599	$ 57	$ 95
Loan to Deposit Ratio	**75%**	**74%**	**74%**		
Investment Securities:					
Available for Sale -Fixed	$ 1,138	$ 1,120	$ 1,002	$ 18	$ 136
-Floating	825	817	760	8	65
Held to Maturity -Fixed	197	197	239	-	(42)
-Floating	9	18	24	(9)	(15)
Total Investment Securities	2,169	2,152	2,025	17	144
Percent of Assets *(Excludes Floating)*	**18%**	**18%**	**19%**		

Business Mix – Deposits *at quarter-end*

$ in millions

DEPOSITS BY CATEGORY	3Q13	2Q13	1Q13	4Q12	3Q12	3Q13 vs. 3Q12
Demand & Now	$ 1,979	$ 1,916	$ 1,894	$ 1,841	$ 1,796	$ 183
MMDA & Savings	1,437	1,406	1,401	1,372	1,342	95
Core Transaction Deposits	**3,416**	**3,322**	**3,295**	**3,213**	**3,138**	**278**
Time < $100,000	920	977	1,014	1,050	1,118	(198)
Time ‾ $100,000 < $250,000	473	512	528	547	598	(125)
Public Deposits	734	674	700	739	612	122
Total Core Deposits	5,543	5,485	5,537	5,549	5,466	77
Time ‾ $250,000	120	120	125	127	101	19
Public Deposits	31	32	32	31	32	(1)
Total Customer Deposits	**5,694**	**5,637**	**5,694**	**5,707**	**5,599**	**95**
Brokered Deposits	419	375	332	245	224	195
Total Deposits	**$ 6,113**	**$ 6,012**	**$ 6,026**	**$ 5,952**	**$ 5,823**	**$ 290**

United Community Banks

Core Transaction Deposits

$ in millions



Core Transactions / Total Deposits		
	3Q13	**2Q13**
Coastal GA	68.1 %	67.6 %
Gainesville MSA	68.8	67.0
North Carolina	63.0	62.6
Atlanta MSA	62.2	62.1
East TN	63.8	61.5
North Georgia	52.2	50.0
Total	**60.0 %**	**58.9 %**

United Community Banks

Lending & Credit Environment

$ in millions



Regional Credit Review – Standard Underwriting

- House Lending Limit   25
- Project Lending Limit   15
- Top 25 Relationships   351

PROACTIVELY ADDRESSING CREDIT ENVIRONMENT



STRUCTURE
- Centralized underwriting and approval process
- Segregated work-out teams
- Highly skilled ORE disposition group
- Seasoned regional credit professionals

PROCESS
- Continuous external loan review
- Internal loan review of new credit relationships
- Intensive executive management involvement
- ✓ Weekly past due meetings
- ✓ Weekly NPA/ORE meetings
- ✓ Quarterly criticized watch loan review meetings
- ✓ Quarterly pass commercial and CRE portfolio review meetings

POLICY
- Ongoing enhancements to credit policy
- Periodic updates to portfolio limits

United
Community Banks

Commercial Construction & Real Estate

$ in millions

COMMERCIAL CONSTRUCTION

	30-Sep-13	
	Amount	Percent
Land Develop - Vacant (Improved)	$ 56.0	41 %
Raw Land - Vacant (Unimproved)	36.0	26
Commercial Land Development	16.0	11
Churches	9.0	6
Hotels / Motels	5.0	4
Office Buildings	4.0	3
Warehouse	4.0	3
Retail Building	3.0	2
Mfg Facility	2.0	1
Miscellaneous	2.0	1
Franchise / Restaurants	1.0	1
Carwash	1.0	1
Total Commercial Construction	$139.0	



Average Loan Size ($ in thousands)
- Commercial Construction $375
- Commercial RE:
    - Composite CRE 463
    - Owner Occupied 431
    - Income Producing 589



Commercial RE Characteristics
- 64.8% owner occupied
- Small business, doctors, dentists, attorneys, CPAs
- $15 million project limit

COMMERCIAL REAL ESTATE

	Owner Occupied	Income Producing	30-Sep-13 Total	Percent
Office Buildings	$ 301.9	$ 167.7	$ 469.6	26.95 %
Retail	106.4	120.9	227.3	13.05
Small Warehouses / Storage	124.7	58.0	182.7	10.48
Churches	137.7	-	137.7	7.90
Other Properties	79.1	34.2	113.3	6.50
Convenience Stores	92.1	16.5	108.6	6.23
Hotels / Motels	-	84.5	84.5	4.85
Franchise / Restaurants	37.7	31.5	69.2	3.97
Multi-Residential / Other Properties	-	58.4	58.4	3.35
Farmland	55.7	-	55.7	3.19
Manufacturing Facility	48.9	5.8	54.7	3.14
Leasehold Property	17.2	13.1	30.3	1.74
Golf Course / Recreation	29.5	-	29.5	1.69
Auto Dealership / Service	17.9	9.0	26.9	1.54
Automotive Service	18.7	.1	18.8	1.08
Daycare Facility	11.4	7.1	18.5	1.06
Funeral Home	15.7	.6	16.3	0.94
Carwash	16.1	-	16.1	0.92
Marina	9.1	-	9.1	0.52
Mobile Home Parks	-	5.9	5.9	0.34
Movie Theater / Bowling Recreation	4.9	-	4.9	0.28
Assisted Living / Nursing Home	4.8	-	4.8	0.28
Total Commercial Real Estate	$ 1,129.4	$ 613.4	$ 1,742.8	

Loans by Business Mix and Region

$ in millions

QUARTERLY LOANS - BUSINESS MIX BY CATEGORY	3Q13	2Q13	1Q13	4Q12	3Q12	3Q13 vs. 3Q12
Commercial:						
Comm & Indus	$ 457	$ 437	$ 454	$ 458	$ 460	$ (3)
Owner Occ'd	1,129	1,119	1,130	1,131	1,126	3
Total C & I	1,586	1,556	1,584	1,589	1,586	-
Income Prod CRE	614	629	674	682	693	(79)
Comm Constr	137	133	152	155	161	(24)
Total Comm	2,337	2,318	2,410	2,426	2,440	(103)
Resi Mortgage	1,309	1,278	1,246	1,214	1,174	135
Resi Constr	318	332	372	382	389	(71)
Consum / Install	303	261	166	153	135	168
Total Loans	$ 4,267	$ 4,189	$ 4,194	$ 4,175	$ 4,138	$ 129

ANNUAL LOANS - BUSINESS MIX BY CATEGORY	2012	2011	2010	2009	2008
Commercial:					
Comm & Indus	$ 458	$ 428	$ 441	$ 390	$ 410
Owner Occ'd	1,131	1,112	980	963	956
Total C & I	1,589	1,540	1,421	1,353	1,366
Income Prod CRE	682	710	781	816	671
Comm Constr	155	164	297	363	500
Total Comm	2,426	2,414	2,499	2,532	2,537
Resi Mortgage	1,214	1,135	1,279	1,427	1,526
Resi Constr	382	448	695	1,050	1,479
Consum / Install	153	113	131	142	163
Total Loans	$ 4,175	$ 4,110	$ 4,604	$ 5,151	$ 5,705

QUARTERLY LOANS - BY REGION	3Q13	2Q13	1Q13	4Q12	3Q12	3Q13 vs. 3Q12
North Georgia	$ 1,262	$ 1,265	$ 1,363	$ 1,364	$ 1,382	$ (120)
Atlanta MSA	1,246	1,227	1,262	1,250	1,238	8
North Carolina	575	576	575	579	579	(4)
Coastal Georgia	421	397	398	400	380	41
Gainesville MSA	253	256	259	261	256	(3)
East Tennessee	277	282	282	283	283	(6)
South Carolina	47	34	-	-	-	47
Other (Ind. Auto)	186	152	55	38	20	166
Total Loans	$ 4,267	$ 4,189	$ 4,194	$ 4,175	$ 4,138	$ 129

ANNUAL LOANS - BY REGION	2012	2011	2010	2009	2008
North Georgia	$ 1,364	$ 1,426	$ 1,689	$ 1,884	$ 2,040
Atlanta MSA	1,250	1,220	1,310	1,435	1,706
North Carolina	579	597	702	772	810
Coastal Georgia	400	346	335	405	464
Gainesville MSA	261	265	312	390	420
East Tennessee	283	256	256	265	265
South Carolina	-	-	-	-	-
Other (Ind. Auto)	38	-	-	-	-
Total Loans	$ 4,175	$ 4,110	$ 4,604	$ 5,151	$ 5,705

United
Community Banks

Non GAAP Reconciliation Tables

$ in thousands

Operating Earnings to GAAP Earnings Reconciliation

	3Q13	2Q13	1Q13	4Q12	3Q12
CORE FEE REVENUE					
Core fee revenue	$ 13,966	$ 14,063	$ 12,618	$ 14,551	$ 13,003
Securities gains, net	-	-	116	31	-
Gains from sales of low income housing tax credits	-	468	-	-	-
Hedge ineffectiveness gains (losses)	(81)	369	(85)	116	608
BOLI death benefit gain	86	1,366	-	-	-
Mark to market on deferred compensation plan assets	173	46	177	63	153
Fee revenue (GAAP)	$ 14,144	$ 16,312	$ 12,826	$ 14,761	$ 13,764
CORE OPERATING EXPENSE					
Core operating expense	$ 39,325	$ 42,067	$ 40,900	$ 41,489	$ 40,523
Foreclosed property expense	194	5,151	2,333	4,611	3,706
Severance	405	1,559	360	563	401
Provision for litigation settlement	-	-	-	4,000	-
Mark to market on deferred compensation plan liability	173	46	177	63	153
Operating expense (GAAP)	$ 40,097	$ 48,823	$ 43,770	$ 50,726	$ 44,783
TANGIBLE COMMON EQUITY AND TANGIBLE EQUITY TO TANGIBLE ASSETS					
Tangible common equity to tangible assets	9.02 %	6.30 %	5.66 %	5.67 %	5.73 %
Effect of preferred equity	2.74	2.83	2.87	2.88	2.93
Tangible equity to tangible assets	11.76	9.13	8.53	8.55	8.66
Effect of goodwill and other intangibles	.04	.06	.07	.08	.09
Equity to assets (GAAP)	11.80 %	9.19 %	8.60 %	8.63 %	8.75 %
TANGIBLE COMMON EQUITY TO RISK-WEIGHTED ASSETS					
Tangible common equity to risk-weighted assets	13.34 %	13.16 %	8.45 %	8.26 %	8.44 %
Effect of preferred equity	4.01	4.11	4.22	4.24	4.29
Tangible equity to risk weighted assets	17.35	17.27	12.67	12.50	12.73
Effect of deferred tax limitation	(4.72)	(4.99)	-	-	-
Effect of other comprehensive income	.49	.29	.49	.51	.36
Effect of trust preferred	1.09	1.11	1.15	1.15	1.17
Tier I capital ratio (Regulatory)	14.21 %	13.68 %	14.31 %	14.16 %	14.26 %